                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                              QUANTA SERVICES, INC.
                                (Name of Issuer)


                         COMMON STOCK, $.00001 PAR VALUE
                         (Title of Class of Securities)



                                 (CUSIP Number)
                                   74762E 10 2


                                  Julia Murray
                             General Counsel-Finance
                            Enron North America Corp.
                                1400 Smith Street
                              Houston, Texas 77002
                                 (713) 853-6161

                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)


                                December 21, 1999
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e),
          Rule 13d-1(f) or Rule 13d-1(g), check the following box: [ ]

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the
              Securities Exchange Act of 1934 ("Act") or otherwise
            subject to the liabilities of that section of the Act but
              shall be subject to all other provisions of the Act.

                                                              Page 2 of 14 Pages

CUSIP NO.:    74762E 10 2
            --------------
                                  SCHEDULE 13D

========================================================================================
     1         NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

               Enron North America Corp. (formerly Enron Capital & Trade
                 Resources Corp.)
----------------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a) [   ]
               (b) [ X ]
----------------------------------------------------------------------------------------
     3         SEC USE ONLY

----------------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
               WC
----------------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)

               [  ]
----------------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
----------------------------------------------------------------------------------------
     7         SOLE VOTING POWER
               0
----------------------------------------------------------------------------------------
     8         SHARED VOTING POWER

               2,691,818*
----------------------------------------------------------------------------------------
     9         SOLE DISPOSITIVE POWER

               0
----------------------------------------------------------------------------------------
    10         SHARED DISPOSITIVE POWER

               2,691,818*
----------------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,691,818*
----------------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
               [     ]
----------------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               7.4%**
----------------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON

               CO
========================================================================================

* Represents shares of Common Stock issuable upon conversion of US $37,012,500 principal amount of 6 7/8% Convertible Promissory Notes due 2010 by the conversion price of US $13.75.

** Based on information provided in the Issuer's Form 10-Q filed November 11, 1999 with respect to the number of then-outstanding shares of Common Stock.

                                                              Page 3 of 14 Pages

CUSIP NO.:    74762E 10 2
             -------------

                                  SCHEDULE 13D

========================================================================================
     1         NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

               ECT Merchant Investments Corp.
----------------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a) [   ]
               (b) [ X ]
----------------------------------------------------------------------------------------
     3         SEC USE ONLY

----------------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
               OO
----------------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)

               [  ]
----------------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
----------------------------------------------------------------------------------------
     7         SOLE VOTING POWER
               0
----------------------------------------------------------------------------------------
     8         SHARED VOTING POWER

               0
----------------------------------------------------------------------------------------
     9         SOLE DISPOSITIVE POWER

               0
----------------------------------------------------------------------------------------
    10         SHARED DISPOSITIVE POWER

               0
----------------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0
----------------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
               [   ]
----------------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0%
----------------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON

               CO
========================================================================================

                                                              Page 4 of 14 Pages

CUSIP NO.:    74762E 10 2
             -------------

                                  SCHEDULE 13D

========================================================================================

     1         NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

               Enron Corp.
----------------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a) [   ]
               (b) [ X ]
----------------------------------------------------------------------------------------
     3         SEC USE ONLY

----------------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
               WC
----------------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)

               [  ]
----------------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

               Oregon
----------------------------------------------------------------------------------------
     7         SOLE VOTING POWER
               0
----------------------------------------------------------------------------------------
     8         SHARED VOTING POWER

               3,589,090*
----------------------------------------------------------------------------------------
     9         SOLE DISPOSITIVE POWER

               0
----------------------------------------------------------------------------------------
    10         SHARED DISPOSITIVE POWER

               3,589,090*
----------------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,589,090*
----------------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
               [   ]
----------------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               9.7%**
----------------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON

               CO
========================================================================================

* Represents shares of Common Stock issuable upon conversion of US $49,350,000 principal amount of 6 7/8% Convertible Promissory Notes due 2010 by the conversion price of US $13.75.

** Based on information provided in the Issuer's Form 10-Q filed November 11, 1999 with respect to the number of then-outstanding shares of Common Stock.

                                                              Page 5 of 14 Pages

CUSIP NO.:    74762E 10 2
             -------------

                                  SCHEDULE 13D

========================================================================================

     1         NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

               Joint Energy Development Investments II Limited Partnership
----------------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a) [   ]
               (b) [ X ]
----------------------------------------------------------------------------------------
     3         SEC USE ONLY

----------------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
               WC
----------------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)

               [  ]
----------------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
----------------------------------------------------------------------------------------
     7         SOLE VOTING POWER
               0
----------------------------------------------------------------------------------------
     8         SHARED VOTING POWER

               2,691,818*
----------------------------------------------------------------------------------------
     9         SOLE DISPOSITIVE POWER

               0
----------------------------------------------------------------------------------------
    10         SHARED DISPOSITIVE POWER

               2,691,818*
----------------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,691,818*
----------------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
               [  ]
----------------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               7.4%**
----------------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON

               PN
========================================================================================

* Represents shares of Common Stock issuable upon conversion of US $37,012,500 principal amount of 6 7/8% Convertible Promissory Notes due 2010 by the conversion price of US $13.75.

** Based on information provided in the Issuer's Form 10-Q filed November 11, 1999 with respect to the number of then-outstanding shares of Common Stock.

                                                              Page 6 of 14 Pages

                               AMENDMENT NO. 3 TO
                            STATEMENT ON SCHEDULE 13D

         Introductory Note: This Amendment No. 3 to Statement on Schedule 13D is being filed by Enron Corp., an Oregon corporation ("Enron"), Enron North America Corp., a Delaware corporation ("ENA"), formerly known as Enron Capital & Trade Resources Corp., ECT Merchant Investments Corp., a Delaware corporation ("EMIC"), and Joint Energy Development Investments II Limited Partnership, a Delaware limited partnership ("JEDI II"), which are collectively referred to as the "Reporting Entities." All information herein with respect to Quanta Services, Inc., a Delaware corporation (the "Issuer"), and the common stock, par value $.00001 per share of the Issuer ("Common Stock") is presented to the knowledge and belief of the Reporting Entities. Capitalized terms used and not defined in this Amendment No. 3 to Statement on Schedule 13D have the meanings set forth in the Schedule 13D, as amended. The joint Schedule 13D of Enron, ENA and JEDI II filed October 9, 1998, as amended by a Schedule 13D/A of Enron, ENA, EMIC and JEDI II filed January 12, 1999, as amended by a Schedule 13D/A of Enron, ENA, EMIC and JEDI II filed October 12, 1999, is further amended as follows:

ITEM 2.  IDENTITY AND BACKGROUND.

         The Schedules attached hereto set forth certain new information with respect to the officers and directors of Enron, ENA and Enron Capital II Corp. The filing of this statement on Schedule 13D/A shall not be construed as an admission that any Reporting Person or any person listed on the Schedules hereto is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

         None of the Reporting Entities nor, to their knowledge, any person listed on the Schedules hereto, has been, during the last five years (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION; ITEM 4. PURPOSE OF TRANSACTION; ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         EMIC held a Convertible Promissory Note due 2010 dated October 5, 1998 issued by the Issuer in the original principal amount of Twelve Million Three Hundred Thirty-Seven Thousand Five Hundred Dollars ($12,337,500) (the "EMIC Note"; together with a note of like tenor and description in the amount of $37,012,500 held by JEDI II, the "Convertible Notes"). On December 21, 1999, EMIC transferred its entire interest in the EMIC Note to ENA, and ENA immediately thereafter transferred the same to SE Thunderbird L.P. ("Thunderbird") in a private placement (the "Transaction"). Thunderbird funded the $25,136,826.59 purchase price for this investment from its working capital.

         In connection with that transfer, ENA transferred to Thunderbird certain rights under both (a) the Registration Rights Agreement dated as of September 29, 1998 among the Issuer, JEDI-II, and ENA and (b) the Securities Purchase Agreement dated as of September 29, 1998 among the same parties (the "Securities Purchase Agreement"), each as amended, reserving for itself the preemptive rights and director nomination rights described in Sections 2.06 and
6.07 of the Securities Purchase Agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Because Enron, pursuant to its indirect control over the voting securities of Thunderbird, may be deemed to have voting power and dispositive power over the EMIC Note and the Common Stock issuable pursuant thereto, the Transaction accomplished no change in the nature or amount of its beneficial ownership, voting power or dispositive power with respect to the securities of the Issuer.

         (b) As a result of the Transaction effected December 21, 1999, EMIC disposed of its voting power, dispositive power, and beneficial ownership with respect to the securities of the Issuer. Since EMIC is no longer the beneficial owner of more than five percent of the Common Stock and has filed this statement, it is no longer subject to filing obligations under Section 13 of the Securities Exchange Act of 1934 with respect to the securities of the Issuer.

         (c) As a result of the Transaction, ENA may be deemed to share voting power, dispositive power, and beneficial ownership with respect to the securities of the Issuer held by JEDI II, as described below. In addition, ENA shares certain director nomination rights under the Securities Purchase Agreement with JEDI II which do not entitle either JEDI II or ENA to vote shares for the election of directors.

                                                              Page 7 of 14 Pages

         If the Convertible Notes were converted in full by Thunderbird and JEDI II, the 897,272 and 2,691,818 shares of Common Stock issuable upon such conversions, respectively, would represent approximately 2.6% and 7.4%, of the Issuer's outstanding Common Stock and Limited Vote Common Stock. Upon conversion, such 3,589,090 shares would represent in the aggregate approximately 9.7% of the Issuer's outstanding Common Stock. The foregoing percentage ownership calculations are calculated in accordance with Rule 13(d)3(d)(1)(i)(D) and assume that 33,557,271 shares of Common Stock are actually outstanding, as reported as of November 11, 1999 by the Issuer on its Form 10-Q filed November 15, 1999, as well as all shares issuable upon conversion of the relevant Convertible Notes.

         Enron may be deemed to beneficially own the shares of Common Stock issuable upon conversion of the Convertible Notes held by both Thunderbird and JEDI II, and ENA may be deemed to beneficially own the shares of Common Stock issuable upon conversion of the Convertible Notes held by JEDI II; however, Enron and ENA each disclaim beneficial ownership over such securities. Further, Thunderbird has disclaimed beneficial ownership over the shares of Common Stock issuable upon conversion of the Convertible Note held by JEDI II, and JEDI II disclaims beneficial ownership over the shares of Common Stock issuable upon conversion of the Convertible Note held by Thunderbird.

         Enron and Thunderbird may be deemed to share voting and dispositive power over the shares of Common Stock issuable upon conversion of the Convertible Note held by Thunderbird. Enron, ENA and JEDI II may be deemed to share voting and dispositive power over the shares of Common Stock issuable upon conversion of the Convertible Note held by JEDI II. The filing of this statement on Schedule 13D/A shall not be construed as an admission that Enron, ENA, JEDI II or any person listed on the Schedules hereto is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement. Other than the transactions described herein, none of the Reporting Entities, nor to their knowledge any of the persons named in the Schedules hereto, has effected any transaction in the Common Stock during the preceding sixty days.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         (i)      Purchase and Sale Agreement dated as of December 21, 1999

         (ii) Partial Assignment and Assumption Agreement dated as of December 21, 1999

                                                              Page 8 of 14 Pages

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:   January 12, 2000              JOINT ENERGY DEVELOPMENT INVESTMENTS
                                      II LIMITED PARTNERSHIP

                                      By:  Enron Capital Management II Limited
                                           Partnership, its General Partner

                                      By:  Enron Capital II Corp., its general
                                           partner


                                      By:  /s/ JULIA HEINTZ MURRAY
                                          -------------------------------------
                                      Name:    Julia Heintz Murray
                                            -----------------------------------
                                      Title:   Vice President
                                             ----------------------------------

Date:   January 12, 2000             ENRON NORTH AMERICA CORP.


                                      By:  /s/ ROBERT GREEN
                                          -------------------------------------
                                      Name:    Robert Green
                                            -----------------------------------
                                      Title:   Vice President
                                             ----------------------------------


Date:   January 12, 2000             ENRON CORP.


                                      By:  /s/ ANGUS H. DAVIS
                                          -------------------------------------
                                      Name:    Angus H. Davis
                                            -----------------------------------
                                      Title:   Vice President
                                             ----------------------------------


Date:   January 12, 2000             ECT MERCHANT INVESTMENTS CORP.


                                      By:  /S/ ROBERT GREEN
                                          -------------------------------------
                                      Name:    Robert Green
                                            -----------------------------------
                                      Title:   Vice President
                                             ----------------------------------

                                   SCHEDULE I


                        DIRECTORS AND EXECUTIVE OFFICERS
                            ENRON NORTH AMERICA CORP.




Name and Business Address           Citizenship          Position and Occupation
-------------------------           -----------          -----------------------
Each of the following person's
business address is 1400 Smith
Street, Houston, TX 77002

J. Clifford Baxter                    U.S.A.       Director; Chairman of the Board, Chief Executive
                                                     Officer and Managing Director

Lawrence G. Whalley                   U.S.A.       Director; President and Chief Operating Officer

Mark E. Haedicke                      U.S.A.       Director; Managing Director and General Counsel


Philippe A. Bibi                      U.S.A.       Managing Director

W. Craig Childers                     U.S.A.       Managing Director

David W. Delainey                     U.S.A.       Managing Director

Richard G. DiMichele                  U.S.A.       Managing Director

Jay L. Fitzgerald                     U.S.A.       Managing Director

Michael J. Kopper                     U.S.A.       Managing Director

John J. Lavorato                      U.S.A.       Managing Director

Danny J. McCarty                      U.S.A.       Managing Director

Michael McConnell                     U.S.A.       Managing Director

J. Kevin McConville                   U.S.A.       Managing Director

Jere C. Overdyke, Jr.                 U.S.A.       Managing Director

Gregory F. Piper                      U.S.A.       Managing Director

Brian L. Redmond                      U.S.A.       Managing Director

Jeffrey A. Shankman                   U.S.A.       Managing Director

John R. Sherriff                      U.S.A.       Managing Director

Colleen Sullivan-Shaklovitz           U.S.A.       Managing Director

Kevin P. Hannon                       U.S.A.       Managing Director

                                   SCHEDULE II

                        DIRECTORS AND EXECUTIVE OFFICERS
                                   ENRON CORP.





Name and Business Address           Citizenship              Position and Occupation
-------------------------           -----------              -----------------------
Robert A. Belfer                    U.S.A.       Director; Chairman, President and Chief Executive
Belco Oil & Gas Corp.                            Officer, Belco Oil & Gas Corp.
767 Fifth Avenue, 46th Fl.
New York, NY 10153

Norman P. Blake, Jr.                U.S.A.       Director; Chairman, President & CEO of Promus Hotel
Promus Hotel Corp.                               Corporation
705 Crossover Lane
Memphis, TN 38117-4900

Ronnie C. Chan                      U.S.A.       Director; Chairman of Hang Lung Development Group
Hang Lung Development
   Company Limited
28/F, Standard Chartered
   Bank Building
4 Des Vouex Road Central
Hong Kong

John H. Duncan                      U.S.A.       Director; Investments
5851 San Felipe, Suite 850
Houston, TX 77057

Paulo V. Ferraz Perairo             Brazil       Director; President and Chief Executive Officer
Meridonal Financial Group                        of Meridional Financial Group
Av. Rio Branco, 138-15th andar
20057-900 Rio de Janerio - RJ
Brazil

Joe H. Foy                          U.S.A.       Director; Retired Senior Partner,
Bracewell & Patterson, L.L.P.                            Bracewell & Patterson, L.L.P.
2900 South Tower Pennzoil Place
711 Louisiana
Houston, TX 77002

Wendy L. Gramm                      U.S.A.       Director; Former Chairman, U.S. Commodity Futures
P. O. Box 39134                                  Trading Commission
Washington, D.C.  20016

Ken L. Harrison                     U.S.A.       Director; Chairman and Chief Executive Officer,
121 S. W. Salmon Street                          Portland General Electric Company
Portland, OR 97204

Robert K. Jaedicke                  U.S.A.       Director; Professor (Emeritus), Graduate School of
Graduate School of Business                      Business Stanford University
Stanford University
Stanford, CA 94305


Name and Business Address     Citizenship              Position and Occupation
-------------------------     -----------              -----------------------
Charles A. LeMaistre          U.S.A.       Director; President (Emeritus), University of Texas
P.O. Box 15247                             M.D. Anderson Cancer Center
San Antonio, TX 78212

John Mendelsohn               U.S.A.       Director; President, University of Texas
University of Texas                        M.D. Anderson Cancer Center
M.D. Anderson Cancer Center
1515 Holcombe
Houston, TX 77030

Jerome J. Meyer               U.S.A.       Director; Chairman and Chief Executive Officer,
26600 S.W. Parkway                         Tektronix, Inc.
Building 63; P. O. Box 1000
Wilsonville, OR 97070-1000

Frank Savage                  U.S.A        Director; Chairman, Alliance Capital Management
1345 Avenue of the Americas                International
39th Floor
New York, New York 10105

John A. Urquhart              U.S.A.       Director; Senior Advisor to the Chairman of Enron
John A. Urquhart Assoc.                    Corp.; President, John A. Urquhart Associates
111 Beach Road
Fairfield, CT 06430

John Wakeham                  U.K.         Director; Former U.K. Secretary of State for Energy
1 Salisbury Square                         and Leader of the Houses of Commons and Lords
London EC4Y 8JB
United Kingdom

Herbert S. Winokur, Jr.       U.S.A.       Director; President, Winokur & Associates, Inc.
Capricorn Management, G.P.
30 East Elm Ct.
Greenwich, CT 06830

Kenneth L. Lay                U.S.A.       Director; Chairman and Chief Executive Officer
1400 Smith Street
Houston, TX  77002

J. Clifford Baxter            U.S.A.       Chairman of the Board, Chief Executive Officer
1400 Smith Street                          and Managing Director, Enron North America Corp.
Houston, TX  77002

Richard B. Buy                U.S.A.       Executive Vice President and Chief Risk Officer
1400 Smith Street
Houston, TX  77002

Richard A. Causey             U.S.A.       Executive Vice President and Chief Accounting
1400 Smith Street                          Officer
Houston, TX  77002


Name and Business Address     Citizenship              Position and Occupation
-------------------------     -----------              -----------------------
James V. Derrick, Jr.         U.S.A.       Executive Vice President and General Counsel
1400 Smith Street
Houston, TX  77002

Andrew S. Fastow              U.S.A.       Executive Vice President and Chief Financial Officer
1400 Smith Street
Houston, TX  77002

Mark A. Frevert               U.S.A.       President and Chief Executive Officer, Enron Europe,
1400 Smith Street                          Ltd.
Houston, TX  77002

Stanley C. Horton             U.S.A.       Chairman and Chief Executive Officer, Enron Gas
1400 Smith Street                          Pipeline Group
Houston, TX  77002

Rebecca P. Mark               U.S.A.       Director; Chairman, and Chief Executive Officer, Azurix Corp.
1400 Smith Street
Houston, TX  77002

J. Mark Metts                 U.S.A.       Executive Vice President, Corporate Development
1400 Smith Street
Houston, TX 77002

Lou L. Pai                    U.S.A.       Chairman, President and Chief Executive Officer,
1400 Smith Street                          Enron Energy Services, Inc.
Houston, TX  77002

Kenneth D. Rice               U.S.A.       Co-Chairman and Co-Chief Executive Officer and President,
1400 Smith Street                          Enron Communications Inc.
Houston, TX  77002

Jeffrey K. Skilling           U.S.A.       Director; President and Chief Operating Officer, Enron
1400 Smith Street                          Corp.
Houston, TX  77002

Joseph W. Sutton              U.S.A.       Vice Chairman, Enron Corp.
1400 Smith Street
Houston, TX  77002


                                  SCHEDULE III

                        DIRECTORS AND EXECUTIVE OFFICERS
                             ENRON CAPITAL II CORP.


Name and Business Address                Citizenship         Position and Occupation
-------------------------                -----------         -----------------------
Each of the following
persons' business address
is 1400 Smith Street,
Houston, TX 77002

James V. Derrick, Jr.                       U.S.A.       Director; Executive Vice President and General Counsel of Enron Corp.

Mark E. Haedicke                            U.S.A.       Managing Director and General Counsel

J. Clifford Baxter                          U.S.A.       Director; Chairman, Chief Executive Officer and Managing Director

Lawrence G. Whalley                         U.S.A.       Director; President and Managing Director

Richard B. Buy                              U.S.A.       Managing Director

Andrew S. Fastow                            U.S.A.       Managing Director

Michael J. Kopper                           U.S.A.       Managing Director

Jeffrey McMahon                             U.S.A.       Managing Director, Finance and Treasurer

                                   SCHEDULE IV

                        DIRECTORS AND EXECUTIVE OFFICERS
                         ECT MERCHANT INVESTMENTS CORP.

Name and Business Address         Citizenship          Position and Occupation
-------------------------         -----------          -----------------------

Each of the following
persons' business address
is 1400 Smith Street,
Houston, TX 77002

J. Clifford Baxter                   U.S.A.            Director; Chairman, Chief
                                                       Executive Officer and
                                                       Managing Director

James V. Derrick, Jr.                U.S.A.            Director

Lawrence G. Whalley                  U.S.A.            Director; President and
                                                       Managing Director

W. Craig Childers                    U.S.A.            Managing Director

Mark E. Haedicke                     U.S.A.            Managing Director and
                                                       General Counsel

J. Kevin McConville                  U.S.A.            Managing Director

Jeffrey McMahon                      U.S.A.            Managing Director,
                                                       Finance and Treasurer

Gregory F. Piper                     U.S.A.            Managing Director

                               INDEX TO EXHIBITS

      EXHIBIT
       NUMBER              DESCRIPTION
      -------              -----------
         (i)      Purchase and Sale Agreement dated as of December 21, 1999

         (ii)     Partial Assignment and Assumption Agreement dated as of
                  December 21, 1999